                                                                       Exhibit 4
================================================================================

                         UNITED STATES DISTRICT COURT

          SOUTHERN                                               IOWA
                                 DISTRICT OF
--------------------------------------------------------------------------------


NATIONWIDE MUTUAL INSURANCE COMPANY and
NATIONWIDE ACQUISITION CORP.,                          SUMMONS IN A CIVIL ACTION

                         (Plaintiffs),
                                                  CASE NUMBER:
                         V.

ALLIED GROUP, INC., and ALLIED MUTUAL INSURANCE,
DOUGLAS L. ANDERSEN, JOHN E. EVANS, HAROLD S. EVANS,
JAMES W. CALLISON, HAROLD S. CARPENTER,
CHARLES I. COLBY, RICHARD O. JACOBSON, JOHN P. TAYLOR,
WILLIAM E. TIMMONS, DONALD S. WILLIS, C. FRED MORGAN, and JAMES D. KIRKPATRICK,

                         (Defendants).
          TO: (Name and Address of Defendants)

                    ALLIED GROUP, INC.
                    Jamie H. Schaffer, Registered Agent
                    701 5th Avenue
                    Des Moines, IA  50309

     YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court and serve upon

PLAINTIFF'S ATTORNEY (name and address)      Harold N. Schneebeck, Esq.
                                             BROWN, WINICK, GRAVES, GROSS,
                                             BAKERVILLE & SCHOENEAU, P.L.C.
                                             Two Ruan Center
                                             Suite #1100
                                             601 Locust Street
                                             Des Moines, Iowa  50309


an answer to the complaint which is herewith served upon you, within twenty (20) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.




[STAMP APPEARS HERE]



___________________________________               ______________________________
CLERK                                             DATE


___________________________________
BY DEPUTY CLERK

                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE SOUTHERN DISTRICT OF IOWA
                               CENTRAL DIVISION



Nationwide Mutual Insurance             )
Company and Nationwide Group            )
Acquisition Corporation,                )
                                        )
               Plaintiffs,              )
                                        )
     V.                                 )         Case Number ____________
                                        )
Allied Group, Inc., Allied Mutual       )
Insurance Company, Douglas L.           )
Andersen, John E. Evans,                )
Harold S. Evans, James W.               )
Callison, Harold S. Carpenter,          )
Charles I. Colby, Richard O.            )
Jacobson, John P. Taylor,               )
William E. Timmons, Donald S.           )
Willis, C. Fred Morgan,                 )
and James D. Kirkpatrick,               )
                                        )
               Defendants.              )

                                   COMPLAINT
                                   ---------

     Plaintiffs, Nationwide Mutual Insurance Company ("Nationwide") and Nationwide Group Acquisition Corporation ("Nationwide Acquisition"), by their undersigned attorneys, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to other matters, as follows:

                             NATURE OF THE ACTION
                             --------------------

     1.   Plaintiffs seek an injunction, inter alia, prohibiting those
                                         ----- ----
individual defendants who are members of the board of directors of defendant Allied Group, Inc. ("Allied Group"), from breaching their fiduciary duties and violating the securities laws of the state of Iowa by entrenching themselves and their management and denying the shareholders of Allied Group their right to decide for themselves upon the future of the company they own. In particular, Allied Group's board has caused Allied Group to rebuff Nationwide's offer to purchase the common shares and the preferred stock of Allied Group at a substantial premium. Allied Group's board has done so in derogation of its duty to place the interests of the shareholders above those of the board members. In addition, plaintiffs seek an injunction that would prohibit those individual defendants who are members of the Board of Directors of defendant Allied Mutual Insurance Company ("Allied Mutual"), an affiliate of Allied Group, from engaging in certain acts in assistance of the Allied Group board's wrongful actions.

                                    PARTIES
                                    -------

     2. Plaintiff Nationwide is an Ohio mutual insurance company with its principal place of business in Columbus, Ohio. Nationwide owns 4.9% of the stock of defendant Allied Group. Formed in 1925, Nationwide and its affiliated entities are engaged in selling a variety of insurance products, including personal auto and homeowners policies. Nationwide sells these products primarily through an exclusive career agency force, mainly in the eastern and central states. In 1997, Nationwide wrote approximately $5 billion of insurance premiums and had a net income in excess of $1.6 billion. Since 1982, one of Nationwide's affiliate companies has been Farmland Mutual Insurance Company, located in Des Moines, Iowa.

     3. Plaintiff Nationwide Acquisition is an Ohio corporation with its principal place of business in Columbus, Ohio. Nationwide

                                    TO COME

     9. Defendant James W. Callison is a director of both Allied Group and Allied Mutual, and is not a citizen of the state of Ohio.

     10. Defendant Harold S. Carpenter is a director of Allied Group, and is not a citizen of the state of Ohio.

     11. Defendant Charles I. Colby is a director of Allied Group, and is not a citizen of the state of Ohio.

     12. Defendant Richard O. Jacobson is a director of Allied Group, and is not a citizen of the state of Ohio.

     13. Defendant John P. Taylor is a director of Allied Group, and is not a citizen of the state of Ohio.

     14. Defendant William B. Timmons is a director of Allied Group, and is not a citizen of the state of Ohio.

     15. Defendant Donald S. Willis is a director of Allied Group, and is not a citizen of the state of Ohio.

     16. Defendant C. Fred Morgan is a director of Allied Mutual, and is not a citizen of the state of Ohio.

     17. Defendant James D. Kirkpatrick is a director of Allied Mutual, and is not a citizen of the state of Ohio.

                            JURISDICTION AND VENUE
                            ----------------------

     18. This court has jurisdiction pursuant to 28 U.S.C. (S)(S) 1332(a) and 2201. The amount in controversy exceeds $75,000, exclusive of interest and costs.

     19.  Venue is proper in this district pursuant to 28 U.S.C. (S) 1391(a) and
(c).

               SCHEME OF ALLIED GROUP'S BOARD TO ENTRENCH ITSELF
               -------------------------------------------------

     20. The individual defendant directors of Allied Group have participated in a long-standing scheme to entrench themselves at the expense of Allied Group's shareholders.

     21. As part of this scheme, Allied Group and Allied Mutual have certain interlocking executive officers. Also, at all times relevant, three directors of Allied Group have been directors of Allied Mutual. Additionally, Douglas L. Andersen, president of Allied Group, is a director of Allied Mutual. Thus, four of the six members of Allied Mutual's board are also officers or directors of Allied Group. Evans has dominated and controlled the actions of the boards of directors of both Allied Group and Allied Mutual.

     22. For the sole purpose of entrenching Allied Group's board, Allied Group and Allied Mutual entered into a written Stock Rights Agreement dated July 5, 1990 (the "Stock Rights Agreement" or "Agreement"). Pursuant to Article I of this Agreement, Allied Group agreed to use its best efforts to cause the election and retention of a number of Allied Mutual nominees as members of Allied Group's board. Under the Stock Rights Agreement, Allied Mutual may nominate a number of directors in proportion to that percentage of voting securities held by Allied Mutual. Allied Mutual is the only shareholder of Allied Group that receives this special treatment. Absent this Agreement, Allied Mutual would be in the position of every other shareholder, i.e., without Allied
                                                            - -
Group board's guaranteed support for its nominees.

     23. As a result of this arrangement and the interlocking boards, the board of Allied Group has perpetuated itself while diluting the voting rights of the shareholders of Allied Group.

     24. Allied Group and Allied Mutual have acted pursuant to the Stock Rights Agreement and have accordingly placed three of Allied Mutual's candidates on the board of Allied Group.

         ALLIED'S USE OF THE PREFERRED STOCK AS AN ENTRENCHMENT DEVICE
         -------------------------------------------------------------

     25. As noted above (paragraph 5), Allied Mutual owns all of the Preferred Stock of Allied Group. The Certificate of Designations -- 6 3/4% of Series Preferred Stock of Allied Group provides in paragraph 3(c) and 3(d) as follows:

     (c) In the event the Company shall, at any time, declare or pay any dividend on its common stock or on its voting Preferred Stock of any series (herein referred to as "voting stock"), payable in shares of its voting stock, or effect a subdivision or combination of the outstanding shares of its voting stock (by reclassification or otherwise than by payment of a dividend in shares of voting stock) either (i) the Company shall take all comparable action necessary to preserve the relative voting power of the holders of the 6 3/4% Preferred Stock outstanding by subdividing or combining the outstanding shares of 6 3/4% Preferred Stock, or otherwise; or (ii) each outstanding share of 6 3/4% Preferred Stock outstanding shall thereafter have that number of votes which is equal to the number of votes which the holder of an outstanding share of voting stock on which such dividend was paid or which was so subdivided or combined held immediately after the payment of such dividend or the subdivision or combination of such share.

     (d) In the event of any assignment, transfer, or other disposition of shares of 6 1/4% Preferred Stock to any person other than [Allied] Mutual Insurance Company ("[Allied] Mutual") or an affiliate or successor corporation to [Allied] Mutual, the shares of 6 1/4% Preferred Stock so disposed, upon such disposition and without any further action by the Company or the holder thereof, shall become non-voting, and no such person or entity receiving the disposed of shares shall have any of the voting powers ascribed to shares of 6 1/4% Preferred Stock hereunder except as may be required by law. Whenever the 6 1/4% Preferred Stock is non-voting, pursuant to the preceding sentence, in the event that Dividends shall remain unpaid for more than six quarterly periods, the holder shall thereafter, commencing with the Company, be entitled to elect one director to the board of directors of the Company, upon notice to the Company sufficient to permit its compliance with all regulatory requirements. Certificates representing shares of 6 1/4% Preferred Stock shall be legended to reflect the provisions of this Section 3(d).

     26. Through Allied Mutual's control of the Preferred Stock and the interlocking boards of directors of Allied Group and Allied Mutual, the board of Allied Group wields a virtually unassailable power to control nearly twenty percent of the voting shares of Allied Group. This power has been granted with the intention of protecting the interests of the Allied Group board. The enhanced voting power of the Preferred Stock vanishes upon transfer, at which time the Preferred Stock becomes non-voting altogether. In effect the Allied Group board controls a large block of its own voting stock. There is no legitimate business purpose to the aforesaid voting arrangement, and it serves only further to entrench the Allied Group board.

                    ALLIED GROUP'S AMENDMENT TO ITS BY-LAWS
             TO LIMIT SHAREHOLDER RIGHTS TO CALL A SPECIAL MEETING
             -----------------------------------------------------

     27. In furtherance of the scheme to entrench the Allied Group board, on December 18, 1997, the board amended the Allied Group by-laws to provide that special meetings of the stockholders may be called only by the holders of at least fifty percent of all of the votes entitled to be cast on any issue proposed to be considered at the meeting. Prior to this amendment, a special meeting of shareholders could be called by the holders of ten percent of such votes. The amendment prevents minority shareholders from challenging the already entrenched position of Allied Group's board. There is no legitimate business purpose to this change in Allied Group's by-laws. It serves only to entrench Allied Group's board to the detriment of its shareholders, including Nationwide.

                      NATIONWIDE'S OFFER TO ALLIED GROUP
                      ----------------------------------

     28. In the last half of 1997, Nationwide engaged in an analysis of Allied Group based upon then available public information. Nationwide concluded that Allied Group provided a unique opportunity for expanding Nationwide's property and casualty business both geographically and by use of Allied Group's distribution system. Consequently, Nationwide concluded that it should initiate discussions with Allied Group about the possibility of a friendly merger.

     29. On or about January 26, 1998 Dimon R. McFerson ("McFerson"), Chairman of Nationwide, contacted Evans to discuss Nationwide's interest in acquiring all of the outstanding voting securities of Allied Group. A meeting between McFerson and Evans and certain members of Allied Group's management was scheduled for later that week.

     30. On or about January 28, 1998, McFerson and other members of Nationwide's management met with Evans and certain members of senior management of Allied Group in Des Monies, Iowa. At that meeting, Nationwide made an all cash offer to purchase the common stock of Allied Group for $47 per share, subject to Nationwide receiving all necessary regulatory approvals and performing due diligence.

     31. Nationwide's offer was non-coercive, fair to Allied Group's shareholders and represented a substantial premium over the market price for Allied Group's shares at the time it was made. Evans stated at the January 29 meeting that he thought the price offered was generous; however, he expressed two concerns. First, he wanted assurance that Nationwide would indemnify the members of the boards of Allied Group and Allied Mutual for all claims that could be asserted against them for matters that arose prior to the closing of the sale. This request would provide no benefit to Allied Group's shareholders, but was of substantial benefit to the individual Allied board defendants, who were concerned about pending or potential shareholder and policyholder claims. Before leaving that meeting, McFerson responded by agreeing, on behalf of Nationwide, to the indemnification requested by Evans. Evans' second concern was that the Iowa Division of Insurance in the Department of Commerce might not approve the transaction.

Consequently, he wanted some assurance that regulatory approval would be forthcoming from that agency.

     32. In early February 1998, representatives of Nationwide met with representatives of the Iowa Division of Insurance in the Department of Commerce. Based upon this meeting, Nationwide satisfied itself that there were no regulatory obstacles that would prevent the transaction from succeeding. Nationwide conveyed this information to Allied group's executives in February 1998. Nationwide would not have devoted any more effort to the acquisition if it had believed that it would be unable to obtain all necessary regulatory approvals.

     33. Based upon the discussions between the representatives of Nationwide and Allied Group, on February 10, 1998, Nationwide sent Andersen, Allied Group's president, a draft merger agreement and other documents pertaining to the proposed acquisition.

     34. On or about February 18, 1998, McFerson spoke with Andersen to discuss the proposed acquisition. Andersen rejected Nationwide's offer and told McFerson that although the price offered was reasonable, the Allied Group board did not authorize any further negotiations.

     35. Nationwide, at all times, has planned to operate Allied Group as an ongoing entity headquartered in Des Moines. Nationwide plans to continue the business of Allied Group intact. Nationwide plans not only to maintain Allied Group's independent agency distribution network, but also to expand it for use in Nationwide's business. Nationwide does not intend to strip Allied Group of its assets or to liquidate it.

     36. Nationwide's acquisition of Allied Group on the terms offered would render a substantial benefit to all of Allied Group's constituencies, as well as to Allied Mutual's policyholders. It does not pose any threat to the corporate policy and effectiveness of Allied Group or to the policy or effectiveness of Allied Mutual.

     37. All reasons proffered by the defendants for failure to accept Nationwide's offer were pretextual. In addition to the substantial premium of the $47 per share price offered by Nationwide for the Allied Group stock, payment was to be in cash, not securities. There was no question about Nationwide's financial ability to make three payment. Given Nationwide's financial strength and more than 50 years of experience in the insurance industry, there was no serious reason to believe that Nationwide could not secure all of the necessary regulatory approvals. The true reason for the rejection of the offer was the desire of the board of directors of Allied Group to maintain control and further entrench themselves to the detriment of Allied Group's shareholders.

     38. On or about May 4, 1998, McFerson telephoned Evans and advised him that Nationwide was still interested in acquiring Allied Group. Evans told McFerson that the time was not right for such an acquisition, that McFerson should not contact Evans again, but that McFerson should contact Anderson in 30 days.

                      ALLIED GROUP'S FALSE PRESS RELEASES
                      -----------------------------------

     39. On May 5, 1998, Allied Group issued a press release announcing that its board had approved a stock repurchase program to acquire up to 250,000 shares of Allied Group's shares of common stock over the next twelve months. The press release stated that "the program is not a request or an offer for or in response to a tender offer or any other offer for Company shares." This statement was material, false, and was known to be false at least by Evans and Allied Group at the time it was made. Allied Group's repurchase program was a defensive response to Nationwide's offer.

     40. On or about May 7, 1998, Allied Group issued a press release announcing that its board had increased its stock repurchase program to buy back up to 2 million of Allied Group's shares. In that press release Allied Group again stated: "The program is not a request or an offer for or in response to a tender offer or any other offer for company shares." This statement again was material, false, and was known to be false at least by Evans and Allied Group at the time it was made. Like the earlier statement, it constituted a breach of the fiduciary duty of honesty and candor. The decision of Allied Group's board to increase eight-fold the number of shares in its repurchase program was made in response to Nationwide's continuing attempts to purchase the outstanding shares of Allied Group.

     41. The initial repurchase program for 250,000 shares represented less than 1% of Allied Group's then outstanding 30-plus million shares of common stock. The revised 2 million share repurchase program represented approximately 6.5% of Allied Group's outstanding common stock. The purpose and effect of Allied Group's stock repurchase program are to make it more difficult for plaintiffs, or others, to acquire control of Allied Group or to call a special meeting of Allied Group's shareholders.

     42. Since announcing its stock repurchase program, Allied Group has repurchased substantial blocks of its shares at market prices, and it intends to continue to do so.

     43. Thus, not only has Allied Group and/or its board disseminated false and misleading information about its stock repurchase program, but it has also recently repurchased substantial numbers of shares of its own stock at prices well below the $47 price that Nationwide offered.


                           NATIONWIDE'S TENDER OFFER
                           -------------------------

     44. On May 18, 1998, Nationwide publicly announced its intention to commence a tender offer for all of the outstanding shares of common stock of Allied Group at $47 per share, net to the seller in cash, subject to certain conditions and regulatory approvals (the "Tender Offer"). The Tender Offer is not conditioned upon financing. The price offered represents a 69.36% premium over the market price of the Allied Group shares which closed at 27% on May 15, 1998. The terms of the Tender Offer are more fully set forth in a Schedule 14D-1 filed with the Securities and Exchange Commission. The contents of Schedule 14D-1 are incorporated herein by reference, and a copy will be provided to the court after it is filed with the Securities and Exchange Commission.

     45. Nationwide's Tender Offer is not 'front-end loaded' or otherwise coercive in nature. It provides all of Allied Group's shareholders with the opportunity to realize a substantial premium over the market price of their stock prior to announcement of the Tender Offer.

     46. The Tender Offer does not pose any threat to Allied Group's corporate policy and effectiveness, to the interests of Allied Group's shareholders, or to the interests of Allied Mutual or its policyholders.

     47. The actions of defendants specified in paragraphs 20 through 43, Allied Group's repurchase program set forth in paragraphs 39 and 40, and the false or misleading statements contained in Allied Group's press releases set out in paragraphs 39 and 40, constitute breaches of fiduciary duties by the individual defendants who have thereby entrenched themselves at the cost of the Allied Group shareholders and to the detriment of plaintiffs.

     48. As a consequence of this improper entrenchment, Nationwide's first two offers to purchase the stock of Allied Group at a substantial premium were rejected to the detriment of plaintiffs and the shareholders of Allied Group. These offers were rejected without reasonable investigation.

                                    COUNT I
                                    -------

                           (BREACH OF FIDUCIARY DUTY
                 UNDER THE IOWA BUSINESS COMBINATIONS STATUTE)

     49. Plaintiffs repeat and reallege paragraphs 1 through 48 as if they were set forth in full.

     50. Defendant Allied Group has all of the benefits provided by the anti-takeover protections of Section 490.1110 of the Iowa Code (the "Business Combinations Statute"). Under that statute, a third-party, such as Nationwide, that acquires ten percent or more of the outstanding voting stock of an Iowa corporation, such as Allied Group, cannot merge with Allied Group until three years following the acquisition of the ten percent of Allied Group's stock, absent circumstances not present in this case. Three of the exceptions of this three-year restriction are: (a) pre-approval by the board of the Iowa corporation of the third party's acquisition of 10% or more of the Iowa Corporation's stock; (b) the third party owning at least 85% of the voting stock of the Iowa corporation, "excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and officers" of the Iowa corporation; or (c) the board of the Iowa corporation adopting a by-law amendment by September 1997 electing not to be governed by the statute (opting out).

     51. The defendants' wrongful conduct, as set forth above, together with the restriction in the Business Combinations Statute, frustrates and impedes the ability of Allied Group's shareholders to decide for themselves whether they wish to receive the benefits of Nationwide's Tender Offer. These devices unreasonably and inequitably hamper plaintiffs' ability to consummate the Tender Offer. Given the history of this matter, the Allied Group board defendants cannot be expected, absent an order from this court, to approve the combination with plaintiffs. The failure of Allied Group and its board to adopt a by-law amendment opting out of the Business Combinations Statute and its anticipated failure to approve the Tender Offer for purposes of the Business Combinations Statute, constitute a breach of fiduciary duties by the Allied Group board.

     52. The 18.2% voting rights in Allied Group controlled by its affiliate Allied Mutual constitute a block that prevents plaintiffs from obtaining 85% of the voting stock of Allied Group, which would enable plaintiffs to avoid the restriction of the Business Combinations Statute. As alleged above (paragraph
26), the 18.2% voting rights in the Preferred Stock is actually controlled by the board of Allied Group. Under corporation law, including Iowa corporate law, a corporation and its subsidiaries cannot vote the corporation's own stock. Under this policy, the Preferred Stock should be treated the same as "shares owned by persons who are directors and officers" and the 18.2% should not be counted for purposes of determining whether plaintiffs obtain 85% of Allied Group stock in the Tender Offer.

     53. Defendants' actions are causing plaintiffs irreparable harm, and plaintiffs' remedies at law are inadequate.

     WHEREFORE, plaintiffs request that the court enter an order:

     A.   Granting plaintiffs judgment on Count I of the Complaint;

     B. Declaring that the failure of Allied Group's board to "elect [_] not to be governed" by the Business Combinations Statute (i.e., not opting out) constitutes a breach of fiduciary duty because it stifles any attempted tender offer for Allied Group's stock;

     C. Declaring that the failure of Allied Group's board to approve Nationwide Acquisition's purchase of at least ten percent of the Allied Group common stock would constitute a breach of fiduciary duty;

     D. Preliminarily and permanently enjoining those defendants who are members of the Allied Group board from failing to approve, pursuant to Section
490.1110 (a) (a) of the Iowa Code, Nationwide Acquisition's purchase of at least ten percent of the outstanding common stock of Allied Group;

     E. Declaring that the use of the Preferred Stock by defendants is in violation of Iowa law and is part of a scheme to entrench the board of Allied Group in breach of its fiduciary duties;

     F. Preliminarily and permanently enjoining those defendants who are members of the board of Allied Mutual from voting the Preferred Stock of Allied Group;

     G.  Granting costs to plaintiffs; and

     H.  Granting plaintiffs such further relief as the court deems just.

                                   Count II
                                   --------

     (Breach of Fiduciary Duties by the Individual Defendants)

     54. Plaintiffs repeat and reallege paragraphs 1 through 48 as if they were set forth in full.

     55. The conduct of the defendants as set forth in paragraphs 20 through 43 above indicate that, without an injunction from this court, defendants will manipulate or otherwise subvert the process of corporate democracy by amending the by-laws of Allied Group or taking other actions to frustrate efforts of plaintiffs to facilitate the Tender Offer.

     56.  Plaintiffs' remedies at law are inadequate.

     WHEREFORE, plaintiffs request that the Court enter an order:

     A.   Granting plaintiffs judgment on Count II of the Complaint;

     B. Declaring that the conduct of the individual defendant members of the Allied Group board, as set forth in paragraphs 20 through 43, constitutes a breach of their fiduciary duties;

     C. Preliminarily and permanently enjoining Allied Group and its directors from effectuating its stock repurchase program;

     D.   Requiring defendants to negotiate with plaintiffs in good faith;

     E. Prohibiting the defendants from taking any action in any way to impair the Tender Offer or to deny Allied Group's shareholders the opportunity to avail themselves of the right to tender their shares pursuant to the Tender Offer, including but not limited to, amending the by-laws or articles of incorporation of

Allied Group or Allied Mutual, instituting shareholders' rights plans or other devices commonly known as "poison pills," adopting blank check preferred share plans, or issuing dual classes of stock;

     F.   Granting plaintiffs their costs of this action; and

     G.   Granting plaintiffs such further relief as the court deems just.


                                   Count III
                                   ---------

                   (Violations of the Iowa Securities Laws)

     57. Plaintiffs repeat and reallege paragraphs 1 through 33 of the Complaint herein as if they were set forth in full.

     58. The false and misleading statements of material fact described in paragraphs 39 and 40 above, made in connection with Allied Group's May 5 and May 7 press releases, related to Allied Group as a target company as defined in Iowa Code Section 502.407. Iowa Code Ann. (S) 502.407 (West 1991 & Supp. 1998).

     59. It was reasonably foreseeable that these statements would induce other persons to sell securities of Allied Group. Allied Group violated Section
502.407 by issuing the May 5 and May 7 press releases.

     60. Pursuant to Section 502.502 of the Iowa Code, Nationwide is a party aggrieved by Allied Group's violation of Section 502.407, because those violations improperly obstructed Nationwide's legitimate efforts to acquire Allied Group.

     WHEREFORE, plaintiffs request that the court enter an order:

     A.   Granting plantiffs judgment on Count III;

     B. Declaring that the false and misleading statements of material fact described in paragraphs 39 and 40 above constitute violations of Iowa Code
Section 502.407. Iowa Code Ann. (S) 502.407 (West 1991 & Supp. 1998);

     C. Preliminary and permanently enjoining defendants from issuing false or misleading statements regarding or relating to the Tender Offer;

     D. Requiring Allied Group to disseminate an appropriate correction of its false and misleading statements;

     E. Granting plaintiffs their costs of this action and reasonable attorneys' fees; and

     F.   Granting plaintiffs such further relief as the court deems just.


                                   COUNT IV
                                   --------

      (BREACH OF FIDUCIARY DUTIES IN CONNECTION WITH THE PREFERRED STOCK)

     61. Plaintiffs repeat and reallege paragraphs 1 through 48 of the Complaint herein as if they were set forth in full.

     62. The provisions of the Certificate of Designations set forth in paragraph 25 endow the Preferred Stock held by Allied Mutual with enhanced voting power, but only so long as that stock is held by Allied Mutual. The existence of this class of stock violates Section 490.601 of the Iowa Code, which specifies the characteristics that a corporation's classes of stock may possess. This section does not allow for a class of stock that possesses certain voting powers in the hands of one person but altogether eliminates voting powers in the hands of others.

     63. The existence of this Preferred Stock, as currently held by Allied Mutual, serves no legitimate business purpose. Rather, it functions only to entrench the board of Allied Group. Specifically, this entrenchment results from the fact that the Allied Group board controls the Allied Mutual board and thus controls the voting of Allied Mutual Preferred Stock.

     64. The preferential voting rights of the Preferred Stock, coupled with the loss of those rights upon transfer, places a significant impediment in the way of plaintiffs or any third party who might attempt to gain control of Allied Group. By thus exploiting the improper characteristics of the Preferred Stock, the Allied Group board has breached its fiduciary duties to the shareholders of Allied Group.

     WHEREFORE, plaintiffs request that the Court enter an order:

     A.   Granting plaintiffs' judgment on Count IV of the Complaint;

     B. Declaring that Allied Mutual's possession and voting of the Preferred Stock while under the control of the Allied Group board constitutes a breach of the fiduciary duties of the individual defendants as well as a violation of
Section 490.601 of the Iowa Code;

     C. Preliminarily and permanently enjoining Allied Mutual from voting its Preferred Stock;

     D. Preventing Allied Group from counting Allied Mutual's Preferred Stock as a part of Allied Group's outstanding shares on any vote taken by the Allied Group shareholders;

     E.   Granting plaintiffs their costs of this action; and

     F.   Granting plaintiffs such further relief as the court deems just.


                                        NATIONWIDE MUTUAL INSURANCE COMPANY
                                        NATIONWIDE GROUP ACQUISITION
                                        CORPORATION


                                        By: [SIGNATURE ILLEGIBLE]
                                            --------------------------------
                                            One of their attorneys

                                        Harold N. Schneebeck
                                        Brown, Winick, Graves, Gross,
                                        Bakerville,
                                          and Schoenbau, P.L.C.
                                        Two Ruan Center, Suite 1100
                                        601 Locust Street
                                        Des Moines, Iowa 50309
                                        (515) 242-2400

                                        OF COUNSEL:
                                        ----------
                                        Michael A. Reiter
                                        Richard S. Rhodes
                                        Holleb & Coff
                                        55 East Monroe Street, Suite 4000
                                        Chicago, Illinois 60603
                                        (312) 807-4600

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